9770 Patuxent Woods Drive
Columbia, MD 21046
410-423-1900
October 15, 2009
Via Edgar
Mr. Craig Wilson, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Sourcefire, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 8-K Filed April 30, 2009
File No. 001-33350
Dear Mr. Wilson:
On the date hereof, Sourcefire, Inc. (the “Company”), has responded to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letters dated July 28, 2009 and September 18, 2009 with respect to the above-referenced filings.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Sourcefire, Inc.

By:	/s/ John C. Burris
John C. Burris
Chief Executive Officer

cc:	Darren K. DeStefano, Esq.